FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

Paul Dudek
Securities and Exchange Commission
Office of International Finance
450 – 5th Street NW,
Mailstop 3-2
Washington, DC, USA
20549

08001383

March 13, 2008

SUPPL

Re: Reference File #82-2783

Paul,

Attached is a copy of Formation Capital Corporation's News Release entitled "Formation Capital Corporation Receives Water Right Permit for Idaho Cobalt Project". It was officially released on March 13, 2008.

Thanks and best regards,

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

Leianne Emery
Corporate Development

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation Capital Receives Water Right Permit for Idaho Cobalt Project

Vancouver, B.C., March 13, 2008 Formation Capital Corporation (FCO-TSX), announced today its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") located in Salmon, Idaho, has received a Water Right Permit from the Department of Water Resources of the State of Idaho for its proposed 100% owned Idaho Cobalt Project. The Company is very pleased with this latest advancement as it represents a significant development in the overall permitting process for the project.

The permit will allow the Company to appropriate water from the Ram deposit which will be used in the milling process. Specifically, it allows the Company to pump water from the Ram deposit to the mill site, where it will be used in the milling and froth flotation circuits to produce a cobalt / copper concentrate. The concentrate will then be shipped to the Company's 100% owned Big Creek Hydrometallurgical facility, located in northern Idaho, for processing into high purity end product cobalt and copper metals.

Engineering studies indicate the amount of water that will be pumped from the Ram workings will be more than adequate to satisfy the milling and concentrating requirements. In addition, the permit allows for the appropriation of water from the Sunshine Deposit, which is currently not considered in the Bankable Feasibility Study, as well as two locations on the Big Flat area where the millsite and other ancillary facilities will be located. Unused water will be treated and discharged in accordance with all state and federal water quality standards to will ensure no measurable impact to surface waters.

"The issuance of this permit is a welcome move that demonstrates clear progress in the permitting of the project." said Mari-Ann Green, Chairman and CEO of Formation Capital Corporation. "As the first of the permits needed to open the Idaho Cobalt Project, this is a significant milestone. We are working hard to see the remaining permits issued in time to begin mine construction this coming season."

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo.
V.P. Corporate Communications
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com

END